

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 21, 2017

<u>Via E-mail</u>
David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 Fifth Avenue, 12th Floor
New York, NY 10019

   Re: **Resource Capital Corp.**
       Form 10-K for the fiscal year ended December 31, 2016
       Filed March 16, 2017
       Form 10-Q for the interim period ended September 30, 2017
       Filed November 9, 2017
       File No. 1-32733

Dear Mr. Bryant:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Shannon Sobotka

         Shannon Sobotka
         Staff Accountant
         Office of Real Estate and
          Commodities